CanAlaska Ventures Ltd.

May 17, 2005

United States

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:

Mr. Ken Schuler

Division of Corporate Finance

Dear Mr. Schuler:

Re:

CanAlaska Ventures Ltd. (the “Company”)

Form 20-F, Filed August 31, 2004

File No. 000-28792

Pursuant to your letter dated April 29, 2005 we will provide comments to numbers 1-13 in the Company’s future filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing(s); staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing to be satisfactory, however, if you have any questions please call.

Yours truly,

CANALASKA VENTURES LTD.

“Peter Dasler”

Peter Dasler

President

Toll Free 1-800-667-1870   Tel: 604.685.1870  Fax: 604-685-8045

TSX.V: C V V   OTCBB: C V V L F    www.canalaska.com    Email: info@canalaska.com

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3, Canada